U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         NOTIFICATION OF LATE FILING

                                  FORM 12b-25

Sec. File Number  0-17752                  Cusip Number _______________________

                                  [Check One]
  [X] Form 10-KSB [ ]Form 20-F [ ] Form 11-K [ ]Form 10-Q [ ] Form N-SAR

                  For the Period Ended:  December 31, 1995

                  [ ] Transition  Report on Form 10-K
                  [ ]  Transition Report on Form 20-F
                  [ ]  Transition Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition  Period  Ended____________________________

           Read Instructions [on back page] Before Preparing Form.
                             Please Print or Type
  Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein
    If the  notification  relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:
- --------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION
Full Name of Registrant    Channel America Television Network, Inc.
Former Name if Applicable   Channel America LPTV Holdings, Inc.
Address of Principal Executive Office [Street and Number]
397 Boston Post Road
City, State and Zip Code
Darien, Connecticut  07820

PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
                          [Check box if appropriate]

[ X ] [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses; [ X ] [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof , will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[  ]  [c] The  accountant's  statement or other  exhibit required by Rule
          12b-25[c] has been attached if applicable.

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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within prescribed time period. [Attach Extra Sheet if Needed]


PART IV - OTHER INFORMATION
      [1] Name and telephone number of person to contact in regard to this notification

            David A. Post                       (203)             656-1168
            [Name]                        [Area Code]         [Telephone No.]

      [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify[ ] YeS X ] No

                                          Rider B

      [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Ye[ X ] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Channel America Television Network, Inc.
                 [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 29, 1996                      By  _______________________________
      --------------
                                  David A. Post
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
          Intentional misstatements or omissions of fact constitute
               Federal Criminal Violation [See 18 U.S.C. 1001]

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

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                                    RIDER A



      The Registrant has not been able to complete its financial statements and the text of the 10-KSB due to the fact that a key person of the Company resigned in the midst of completing her work. In addition, the Registrant's financial position adversely affected its ability to hire additional accounting and clerical personnel to assist in the effort.

                                    RIDER B

      The Registrant has not filed quarterly reports for the periods ending March 31, 1995, June 30, 1995 and September 30, 1995.





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